Exhibit 12.1

Revance Therapeutics, Inc.,

Computation of Ratios of Earnings to Fixed Charges

(in thousands of dollars, except ratios)

	Nine Months Ended September 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Earnings:
Loss from continuing operations before income taxes	$(84,680)	$(89,270)	$(73,476)	$(62,917)	$(52,448)	$(58,259)
Fixed charges, as calculated below	766	1,471	1,567	3,670	15,924	29,248
Amortization of capitalized interest	2	3	5	2	—	—
Interest capitalized	(37)	—	—	(972)	(453)	—

Total earnings	$(83,949)	$(87,796)	$(71,904)	$(60,217)	$(36,977)	$(29,011)

Fixed charges:
Interest Expense (1)	$476	$1,082	$1,190	$3,313	$15,617	$28,959
Estimated interest component of rent expense (3)	290	389	377	357	307	289

Total fixed charges	$766	$1,471	$1,567	$3,670	$15,924	$29,248

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—

(1)	Interest expense includes amortization of debt discounts, amortization of debt issuance costs, interest on convertible notes, capitalized interest, and effective interest on financing obligations.
(2)	Our earnings were insufficient to cover fixed charges by $84.7 million for the nine months ended September 30, 2017, $89.3 million in 2016, $73.5 million in 2015, $62.9 million in 2014, $52.4 million in 2013 and $58.3 million in 2012.
(3)	Estimated using an interest rate of 10.375% and 9.85% for 2015 through the nine months ended September 30, 2017 and 2012 through 2014, respectively, which is considered to be a reasonable estimate of the interest factor.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.